Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Chemtura Corporation:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-123857) pertaining to the Chemtura Corporation Savings Plan of Chemtura Corporation of our report dated June 29, 2007, relating to the statements of net assets available for plan benefits (modified cash basis) of the Chemtura Corporation Employee Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for plan benefits (modified cash basis) for the year then ended, and the related schedule, included in this annual report on Form 11-K.

/s/ Caron and Bletzer, PLLC

Kingston, NH
June 29, 2007